

February 28, 2011

Gregory Slome
Chief Financial Officer
Sparton Corporation
425 N. Martingale Road, Suite 2050
Schaumburg, IL 60173
Also via Fax at (847) 762-5820

> **Re: Sparton Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 8, 2010**
> **File No. 001-1000**

Dear Mr. Slome:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Fiscal Year Ended June 30, 2010

Item 1A. Risk Factors

"We depend on limited or sole source suppliers for some critical components…," page 10

1. You state that you depend on limited or sole source suppliers for some critical components. Please tell us whether you have any agreements with these suppliers; if you have any agreements with these customers, please tell us how you determined that you are not required to file any such agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, file any such contract as an exhibit and revise your disclosure to provide a description of the material terms of any agreement. See Item 101(h)(4)(v) of Regulation S-K.

"We are dependent on a few large customers…," page 10

2.   We note your disclosure that for the fiscal year ended June 30, 2010, the U.S. Navy
        represented 28% of total net sales, Siemens represented 21% of total net sales, and
        Goodrich represented 13% of total net sales. In addition, we note your disclosure on
        pages 5 and 7 that the loss of Siemens and/or U.S. Navy sonobuoy sales "would" have a
        material adverse effect on you, and your statement on page 6 that the loss of Goodrich as
        a customer "could" have a material adverse financial effect you. Please tell us the nature
        of your agreements with these customers. Also tell us how you determined that you are
        not required to file any such agreements as exhibits upon which you are substantially
        dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, file any such
        contract as an exhibit and revise your disclosure to provide a description of the material
        terms of any agreement. See Item 101(h)(4)(vi) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates

Goodwill and Customer Relationships, page 37

3.   We note for the first step of your goodwill impairment analysis, the company compares
        the fair value of Astro to its carrying value. We further note the company makes certain
        judgments and assumptions in allocating shared assets and liabilities to determine the
        carrying values for each of your reporting units. It is unclear from your disclosures what
        the composition of the company's reporting units is and how the impairment analysis is
        consistent with the guidance in ASC 350-20-35. In this regard, please clarify the
        following for us and revise your disclosures in future filings:

        •   Tell us the number of reporting units within each reportable business segment;
        •   Tell us which reporting unit includes the goodwill recorded from the Astro
            acquisition and clarify whether your impairment analysis was based on the entire
            reporting unit or only on the net assets of Astro included in such unit; and
        •   If the impairment analysis was not performed at the reporting unit level, explain how
            that is consistent with the guidance in ASC 350-20-35.

4.   To the extent that any of your reporting units have estimated fair values that are not
        substantially in excess of the carrying values and are at potential risk of failing step one
        of your goodwill impairment analysis, please tell us and disclose the following in future
        filings:

        •   the percentage by which the fair value of the reporting unit exceeded the carrying
            value as of the date of the most recent test;
        •   the amount of goodwill allocated to the reporting unit; and

- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. To the extent you have made such a determination, please reconcile for us the fair value of your reporting units at the date of your last annual goodwill assessment to the total market cap of the company at such date. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Inventories and Costs of Contracts in Progress, page F-8

5. We note your disclosures regarding inventory valuation allowances for excess or obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14 and SAB Topic 5(BB), which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please provide any proposed revisions you intend to make to your disclosures to comply with this guidance. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Revenue Recognition, page F-10

6. Tell us how you account for arrangements entered into through ERAPSCO, your joint venture with USSI. In this regard, tell us if your customers enter into a single contract with ERAPSCO and if so, tell us how that contract is bifurcated such that each joint venture partner is considered to be a separate independent subcontractor. Tell us how revenues and costs from these arrangements are allocated between the joint venture partners and specifically address how the company accounts for their portion of the arrangement consideration. Please cite the specific guidance that supports your accounting.

Note 9. Commitments and Contingencies, page F-24

7. We note that you have an accrued liability of approximately $4.5 million related to the environmental remediation efforts at your Coors Road property. If there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so,

how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB
Topic 5Y.

Item 9A. Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

8.   You state that your principal executive officer and principal financial officer "have
concluded that, as of the end of the period covered by this Annual Report, our disclosure
controls and procedures are effective in alerting them on a timely basis to material
information relating to us (including our consolidated subsidiaries) required to be
included in our reports filed or submitted under the Exchange Act." This language varies
from the definition of disclosure controls and procedures set forth in Exchange Act Rule
13a-15(e). Please tell us whether your principal executive officer and principal financial
officer also concluded that your disclosure controls and procedures were effective in
ensuring that information required to be disclosed by the issuer in the reports that you file
or submit under the Exchange Act is recorded, processed, summarized and reported,
within the time periods specified in the Commission's rules and forms; and that
information required to be disclosed by you in the reports that you file or submit under
the Exchange Act is accumulated and communicated to your management, including your
principal executive and principal financial officers, or persons performing similar
functions, as appropriate to allow timely decisions regarding required disclosure. In
future filings, when disclosing the conclusions of your principal executive and principal
financial officers, or persons performing similar functions, regarding the effectiveness of
your disclosure controls and procedures, include the entire definition of disclosure
controls and procedures; include a reference to Rule 13a-15(e) without including any part
of the definition; or state the conclusion regarding the effectiveness of your disclosure
controls and procedures without including the full definition or a reference to the rule, as
you have done in your subsequent quarterly reports on Form 10-Q.

Item 11. Executive Compensation, page 44 (Incorporated by Reference From Definitive Proxy
Statement Filed on September 21, 2010)

Executive Officer and Director Compensation

Compensation Discussion and Analysis, page 25

9.   Please explain how your compensation committee determined the specific number of
options and restricted shares to grant each of your named executive officers under the
2001 SIP and 2010 LTIP in fiscal 2010. See Item 402(m)(1) of Regulation S-K. In
addition, please confirm that you will include similar disclosure, if applicable, in future
filings.

10.   Please provide a more detailed explanation linking the company's EBT and CGO performance to the actual amounts paid to each executive officer under the STIP. See Item 402(m)(1) of Regulation S-K. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief